Filed Pursuant to Rule 424(b)(3)
Registration Number 333-207944
PROSPECTUS SUPPLEMENT NO. 1
To Prospectus dated December 22, 2015

UP TO 44,444,444 SHARES
OF COMMON STOCK ISSUABLE UPON THE EXERCISE
OF SUBSCRIPTION RIGHTS AT $0.09 PER SHARE
This Prospectus Supplement No. 1 amends and supplements the Prospectus dated December 22, 2015 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-207944). This Prospectus Supplement is being filed to amend and supplement the information included or incorporated by reference in the Prospectus with the information contained in this Prospectus Supplement.
The Prospectus and this Prospectus Supplement relate to our distribution, at no charge to our stockholders, of non-transferable subscription rights to purchase up to an aggregate of 44,444,444 shares of common stock at a price of $0.09 per whole share. We refer to this offering as the “rights offering.” We are offering to each of our stockholders one subscription right for each full common share owned by that stockholder as of the close of business on December 24, 2015, the record date. Each subscription right will entitle its holder to purchase .569679 of a share of our common stock, provided that no fractional shares will be issued in the rights offering and exercises therefor will be rounded down. Additionally, stockholders may over-subscribe for additional shares of common stock to the extent that the offered subscription rights are not exercised, although we cannot assure you that we will fill any over-subscriptions.
On December 31, 2015, we elected to extend the period during which the subscription rights may be exercised so that they will expire if they are not exercised by 4:00 p.m., Central time, on January 25, 2016. All references in the Prospectus to a different time or date for the subscription period to end are hereby amended. In all other respects, the terms of the rights offering remain in effect as set forth in the Prospectus. We may further extend the rights offering period at our election. We may cancel the rights offering for any reason at any time before it expires. If we cancel the rights offering, the subscription agent will return all subscription payments received, without interest or penalty, as soon as practicable.
You should carefully consider whether to exercise your subscription rights before the rights offering expires. All exercises of subscription rights are irrevocable. The purchase of shares of common stock involves a high degree of risk as described in the “Risk Factors” section of the Prospectus.

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The subscription rights are non-transferable. The shares of common stock to be issued upon exercise of the subscription rights will be listed for trading on the NYSE MKT under the symbol “HH.” The last reported sales price of our common stock on December 31, 2015 was $0.061 per share.
This is not an underwritten offering. The shares of common stock are being offered directly by us without the services of an underwriter or selling agent.

	Per Share	Total
Subscription Price	$0.09	$4,000,000
Estimated Expenses	$0.006	$250,000
Proceeds to Us	$0.084	$3,750,000

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.
The date of this Prospectus Supplement No. 1 is January 4, 2016.